UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                    OPTI INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   683960-108
                                 (CUSIP Number)

                               ROY M. KORINS, ESQ.
                        ESANU KATSKY KORINS & SIGER, LLP
                                605 THIRD AVENUE
                            NEW YORK, NEW YORK 10158
                                 (212) 953-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 11, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683960-108              SCHEDULE 13D

================================================================================

 1          NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Schaenen Fox Capital Management, LLC
--------------------------------------------------------------------------------

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------

 3          SEC USE ONLY

--------------------------------------------------------------------------------

 4          SOURCE OF FUNDS
            OO

--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------

                      7          SOLE VOTING POWER

      NUMBER OF
       SHARES                    -0-                                         0%
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH

                    ------------------------------------------------------------

                      8          SHARED VOTING POWER
                                 735,230                                   6.9%

                    ------------------------------------------------------------

                      9          SOLE DISPOSITIVE POWER
                                 -0-                                         0%

                    ------------------------------------------------------------

                     10          SHARED DISPOSITIVE POWER
                                 735,230                                   6.9%
--------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            735,230

--------------------------------------------------------------------------------

12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                                          |-|

--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%

--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON
            IA

================================================================================

CUSIP No. 683960-108              SCHEDULE 13D

================================================================================

 1 NAME OF REPORTING PERSON and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Emanon Partners, L.P.

--------------------------------------------------------------------------------

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------

 3          SEC USE ONLY

--------------------------------------------------------------------------------

 4          SOURCE OF FUNDS
            WC

--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------

                      7          SOLE VOTING POWER
      NUMBER OF
       SHARES                    -0-                                         0%
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                    ------------------------------------------------------------

                      8          SHARED VOTING POWER
                                 564,670                                   5.3%

                    ------------------------------------------------------------

                      9          SOLE DISPOSITIVE POWER
                                 -0-                                         0%

                    ------------------------------------------------------------

                     10          SHARED DISPOSITIVE POWER
                                 564,670                                   5.3%

--------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            564,670

--------------------------------------------------------------------------------

12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                                          |-|

--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.3%

--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON
            PN

================================================================================

CUSIP No. 683960-108              SCHEDULE 13D

================================================================================

 1          NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Michael Schaenen

--------------------------------------------------------------------------------

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------

 3          SEC USE ONLY

--------------------------------------------------------------------------------

 4          SOURCE OF FUNDS
            OO

--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------------------------------------------------------------------

                      7          SOLE VOTING POWER
      NUMBER OF
       SHARES                    -0-                                         0%
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                    ------------------------------------------------------------

                      8          SHARED VOTING POWER
                                 735,230                                   6.9%

                    ------------------------------------------------------------

                      9          SOLE DISPOSITIVE POWER
                                 -0-                                         0%

                    ------------------------------------------------------------

                      10         SHARED DISPOSITIVE POWER
                                 735,230                                   6.9%

--------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            735,230

--------------------------------------------------------------------------------

12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                                          |-|

--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%

--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON
            IN

================================================================================

CUSIP No. 683960-108              SCHEDULE 13D

================================================================================

 1          NAME OF REPORTING PERSON
            and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Christopher Fox

--------------------------------------------------------------------------------

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------

 3          SEC USE ONLY

--------------------------------------------------------------------------------

 4          SOURCE OF FUNDS
            OO

--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------------------------------------------------------------------

                      7          SOLE VOTING POWER

      NUMBER OF
       SHARES                    -0-                                         0%
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH

                    ------------------------------------------------------------

                      8          SHARED VOTING POWER
                                 735,230                                   6.9%

                    ------------------------------------------------------------

                      9          SOLE DISPOSITIVE POWER
                                 -0-                                         0%

                    ------------------------------------------------------------

                     10          SHARED DISPOSITIVE POWER
                                 735,230                                   6.9%

--------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            735,230

--------------------------------------------------------------------------------

12          CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                                          |-|

--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.9%

--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON
            IN

================================================================================

ITEM 1.     SECURITY AND ISSUER.

            This statement, dated March 11, 1999, constitutes Amendment No. 2 to the Schedule 13D, dated November 12, 1997 (the "Schedule"), regarding the reporting persons ownership of certain securities of Opti Inc. (the "Company"). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

            This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The following list sets forth the aggregate number and percentage (based on 10,717,661 shares of Common Stock outstanding as reported in the Company's Form 10-K for the year ended December 31, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of April 5, 1999:

                                            Shares of       Percentage of Shares
                                          Common Stock         of Common Stock
NAME                                   BENEFICIALLY OWNED    BENEFICIALLY OWNED
----                                   ------------------    ------------------
Schaenen Fox Capital Management, LLC        735,230/1                6.9%
Emanon Partners, L.P.                       564,670/2                5.3%
Michael Schaenen                            735,230/3                6.9%
Christopher Fox                             735,230/3                6.9%

            (b) By virtue of being an investment adviser to various managed accounts (including the account of Emanon), SFCM may be deemed to have shared power to vote and to dispose of 735,230 shares of Common Stock, representing approximately 6.9% of the outstanding Common Stock.

            By virtue of having its accounts managed by SFCM, Emanon may be deemed to have shared power to vote and to dispose of 564,670 shares of Common Stock, representing approximately 5.3% of the outstanding Common Stock.

----------
1 Consists solely of shares of Common Stock held in accounts which SFCM manages as an investment adviser. Includes 564,670 shares of Common Stock held in the account of Emanon Partners, L.P. and 170,560 shares of Common Stock held in other accounts managed by SFCM. SFCM disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

2           Represents  564,670 shares of Common Stock owned by Emanon Partners,
            L.P.

3 Includes 564,670 shares of Common Stock owned by Emanon Partners, L.P. and 170,560 shares of Common Stock held in other accounts managed by SFCM. The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

            By virtue of being a member of Naima and a member of SFCM, Michael Schaenen and Christopher Fox each may be deemed to have shared power to vote and to dispose of 735,230 shares of Common Stock, representing approximately 6.9% of the outstanding Common Stock.

            (c) The following is a description of all transactions in the shares of Common Stock owned by the persons identified in Item 2 of the Schedule 13D effected from January 11, 1999 through March 24, 1999, inclusive:



                        Sale or         NUMBER OF SHARES
NAME OF SHAREHOLDER     PURCHASE DATE   PURCHASED OR (SOLD)   PRICE PER SHARE
-------------------     -------------   ------------------    ---------------

Schaenen Fox Capital      02/17/99            10,400               $4.75
Management, LLC/1         03/19/99           (11,800)              $5.28
                          03/19/99            (2,900)              $5.25
                          03/23/99           (14,500)              $5.31
                          03/24/99            (7,540)              $5.87


Emanon Partners, L.P.     03/01/99           (20,000)              $4.87
                          03/02/99            (2,500)              $4.81
                          03/05/99           (17,500)              $4.75
                          03/08/99           (10,000)              $4.75
                          03/11/99           (75,000)              $4.71
                          03/17/99           (50,000)              $4.75
                          03/18/99           (50,000)              $5.06
                          03/19/99           (82,340)              $5.28
                          03/19/99           (22,960)              $5.25
                          03/23/99           (85,500)              $5.31
                          03/24/99           (42,460)              $5.87

----------
1  On behalf of managed accounts other than Emanon.

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated:  April 9, 1999

                                  SCHAENEN FOX CAPITAL MANAGEMENT, LLC


                                  By: /s/ Michael Schaenen
                                      ------------------------------------------
                                      Michael Schaenen, a Member

                                  EMANON PARTNERS, L.P.
                                  By: Naima Associates, LLC, its General Partner


                                  By: /s/ MICHAEL SCHAENEN
                                      ------------------------------------------
                                      Michael Schaenen, a Member


                                  /s/ MICHAEL SCHAENEN
                                  ----------------------------------------------
                                  MICHAEL SCHAENEN


                                  /s/ CHRISTOPHER FOX
                                  ----------------------------------------------
                                  CHRISTOPHER FOX